FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated October 27, 2004, titled “CN reports record results, strong core business growth”, including Consolidated Financial Statements (U.S. GAAP).

Item 2	Management's Discussion and Analysis (U.S. GAAP)

Item 3	Confirmation of Mailing

Item 4	Certificate of CEO

Item 5	Certificate of CFO

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports record results, strong core business growth

MONTREAL, Oct. 27, 2004 — CN today reported its financial results for the third quarter and nine-month period ended Sept. 30, 2004.

Third-quarter 2004 highlights

  Net income of $346 million, an 18 per cent increase from 2003;

  Diluted earnings per share of $1.19, a 17 per cent improvement over third-quarter 2003 results;

  Operating income of $591 million, up 30 per cent year-over-year;

  Operating ratio of 65.4 per cent, 2.5 percentage points better than the prior year’s quarterly performance;

  Nine-month 2004 free cash flow of $754 million, compared with $455 million for the same period of 2003. (1)

E. Hunter Harrison, president and chief executive officer of CN, said: “These results demonstrate the power of CN’s business model, franchise and people. Our success is built on solid railroading execution, a strong merchandise traffic base, productivity and pricing discipline, and a proven ability to leverage new acquisitions for the benefit of customers and shareholders.

“Third-quarter revenues grew 21 per cent, reflecting core business growth in a strong North American economy and the acquisitions of BC Rail and the railroad and related holdings of Great Lakes Transportation (GLT). The integration of these carriers into our network continues in seamless fashion, and we believe anticipated merger benefits will outpace our original expectations.

“I am particularly proud of our nine-month 2004 free cash flow of $754 million. This cash generation ability is one of CN’s key strengths, giving it the financial flexibility to reward shareholders now and in the future.”

Revenues for the latest quarter increased to a record $1,709 million despite a stronger Canadian dollar. Factors driving the improved performance were increased merchandise traffic revenues, the inclusion of $148 million of GLT and BC Rail revenues, a solid intermodal performance, and an improved Canadian grain crop. CN began to record the operations of GLT as of May 10, 2004, and BC Rail as of July 14, 2004.

All seven CN business units registered revenue gains: metals and minerals (56 per cent); forest products (25 per cent); coal (25 per cent); petroleum and chemicals (17 per cent); automotive (nine per cent); intermodal (eight per cent); and grain and fertilizers (five per cent).

Operating expenses for the most recent quarter increased by 17 per cent to $1,118 million. The rise reflected the inclusion of $93 million of GLT and BC Rail expenses, increased fuel costs, and higher expenses for personal injuries, labor and fringe benefits, and purchased services.

The stronger Canadian dollar affected the conversion of CN’s U.S. dollar denominated revenues and expenses, and accordingly, reduced the company’s third-quarter revenues, operating income and net income by approximately $45 million, $15 million and $7 million, respectively.

Nine-month 2004 financial results

Net income for the first nine months of 2004 was $882 million, or $3.05 per diluted share, compared with net income of $790 million, or $2.71 per diluted share, for the same period of 2003.

Nine-month 2003 net income included a cumulative benefit of $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets. Excluding the effect of this change, net income for the first nine months of 2004 increased 19 per cent, with diluted earnings per share rising 20 per cent.

Operating income for the first nine months of this year increased 23 per cent to $1,561 million. Revenues rose by 10 per cent to $4,812 million, while operating expenses increased by five per cent to $3,251 million.

CN’s operating ratio for the first nine months of 2004 was 67.6 per cent, a 3.5-percentage point improvement over the year-earlier performance.

The translation impact of the stronger Canadian dollar reduced nine-month 2004 revenues, operating income and net income by approximately $195 million, $70 million and $37 million, respectively.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director	Vice-President
Media Relations	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)
	Three months ended September 30		Nine months ended September 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)

Revenues	$1,709	$1,413	$4,812	$4,372

Operating expenses	1,118	959	3,251	3,107

Operating income	591	454	1,561	1,265

Interest expense	(79)	(76)	(219)	(244)
Other income (loss)	(9)	13	(45)	13

Income before income taxes and cumulative effect of change
in accounting policy	503	391	1,297	1,034

Income tax expense	(157)	(97)	(415)	(292)

Income before cumulative effect of change in accounting policy	346	294	882	742

Cumulative effect of change in accounting policy
(net of applicable taxes)	-	-	-	48

Net income	$346	$294	$882	$790

Earnings per share (Notes 9, 10)

Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.21	$1.04	$3.09	$2.59

Net income	$1.21	$1.04	$3.09	$2.75

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.19	$1.02	$3.05	$2.55

Net income	$1.19	$1.02	$3.05	$2.71

Weighted-average number of shares

Basic	285.9	283.9	285.1	287.7

Diluted	290.8	288.1	289.6	291.8

See accompanying notes to consolidated financial statements.

(1)	Includes BC Rail and GLT from dates of acquisition. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)
	Three months ended September 30				Nine months ended September 30

	2004	(1)	2003	Variance Fav (Unfav)	2004	(1)	2003	Variance Fav (Unfav)

				(Unaudited)
Revenues

Petroleum and chemicals	$299		$255	17%	$840		$798	5%
Metals and minerals	203		130	56%	521		387	35%
Forest products	402		322	25%	1,065		966	10%
Coal	71		57	25%	212		201	5%
Grain and fertilizers	231		220	5%	756		655	15%
Intermodal	303		280	8%	817		834	(2%)
Automotive	112		103	9%	385		389	(1%)
Other items	88		46	91%	216		142	52%

	1,709		1,413	21%	4,812		4,372	10%

Operating expenses

Labor and fringe benefits	465		414	(12%)	1,350		1,283	(5%)
Purchased services and material	190		151	(26%)	561		529	(6%)
Depreciation and amortization	153		136	(13%)	445		418	(6%)
Fuel	132		100	(32%)	377		352	(7%)
Equipment rents	64		69	7%	195		228	14%
Casualty and other	114		89	(28%)	323		297	(9%)

	1,118		959	(17%)	3,251		3,107	(5%)

Operating income	$591		$454	30%	$1,561		$1,265	23%

Operating ratio	65.4%		67.9%	2.5	67.6%		71.1%	3.5

See accompanying notes to consolidated financial statements.

(1)	Includes BC Rail and GLT from dates of acquisition. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)
	September 30 2004	December 31 2003	September 30 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$132	$130	$122
Accounts receivable (Note 4)	743	529	567
Material and supplies	155	120	145
Deferred income taxes	106	125	123
Other	279	223	174

	1,415	1,127	1,131

Properties	20,022	18,305	18,478
Other assets and deferred charges (Note 3)	947	905	844

Total assets	$22,384	$20,337	$20,453

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,276	$1,366	$1,394
Current portion of long-term debt (Note 4)	257	483	537
Other	69	73	62

	1,602	1,922	1,993

Deferred income taxes	4,673	4,550	4,489
Other liabilities and deferred credits	1,671	1,258	1,252
Long-term debt (Note 4)	5,141	4,175	4,473

Shareholders' equity:
Common shares	4,742	4,664	4,642
Accumulated other comprehensive loss	(57)	(129)	(116)
Retained earnings	4,612	3,897	3,720

	9,297	8,432	8,246

Total liabilities and shareholders' equity	$22,384	$20,337	$20,453

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)
	Three months ended September 30		Nine months ended September 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)
Common shares (2)

Balance, beginning of period	$4,704	$4,631	$4,664	$4,785
Stock options exercised and other	38	40	78	100
Share repurchase program	-	(29)	-	(243)

Balance, end of period	$4,742	$4,642	$4,742	$4,642

Accumulated other comprehensive loss
Balance, beginning of period	$(35)	$(119)	$(129)	$97

Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	238	(17)	109	589
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	(333)	27	(126)	(898)
Unrealized holding gain (loss) on fuel derivative instruments (Note 6)	69	(5)	112	(6)
Realized gain (loss) on settlement of interest rate swaps (Note 6)	(6)	-	12	-

Other comprehensive income (loss) before income taxes	(32)	5	107	(315)

Income tax recovery (expense)	10	(2)	(35)	102

Other comprehensive income (loss)	(22)	3	72	(213)

Balance, end of period	$(57)	$(116)	$(57)	$(116)

Retained earnings
Balance, beginning of period	$4,322	$3,532	$3,897	$3,487
Net income	346	294	882	790
Share repurchase program	-	(58)	-	(413)
Dividends	(56)	(48)	(167)	(144)

Balance, end of period	$4,612	$3,720	$4,612	$3,720

See accompanying notes to consolidated financial statements.

(1)	Includes BC Rail and GLT from dates of acquisition. (See Note 2 - Acquisitions)
(2)	During the three and nine months ended September 30, 2004, the Company issued 1.1 million and 2.2 million common shares, respectively, as a result of stock options exercised. At September 30, 2004, the Company had 286.4 million common shares outstanding. (Note 9)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)
	Three months ended September 30		Nine months ended September 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)

Operating activities

Net income	$346	$294	$882	$790
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	153	137	448	422
Deferred income taxes	158	65	300	222
Equity in earnings of English Welsh and Scottish Railway	(1)	(2)	7	(20)
Cumulative effect of change in accounting policy	-	-	-	(48)
Other changes in:
Accounts receivable	(80)	39	(140)	119
Material and supplies	30	7	(8)	(27)
Accounts payable and accrued charges	(81)	(30)	(110)	(105)
Other net current assets and liabilities	26	3	45	(2)
Other	5	13	27	37

Cash provided from operating activities	556	526	1,451	1,388

Investing activities
Net additions to properties	(323)	(309)	(707)	(696)
Acquisition of BC Rail (Note 2)	(984)	-	(984)	-
Acquisition of GLT (Note 2)	6	-	(547)	-
Other, net (Note 3)	(3)	2	169	(5)

Cash used by investing activities	(1,304)	(307)	(2,069)	(701)

Dividends paid	(56)	(48)	(167)	(144)

Financing activities
Issuance of long-term debt (Note 4)	2,903	705	6,924	2,729
Reduction of long-term debt (Note 4)	(2,132)	(825)	(6,198)	(2,588)
Issuance of common shares	30	28	61	69
Repurchase of common shares	-	(87)	-	(656)

Cash provided from (used by) financing activities	801	(179)	787	(446)

Net increase (decrease) in cash and cash equivalents	(3)	(8)	2	97
Cash and cash equivalents, beginning of period	135	130	130	25

Cash and cash equivalents, end of period	$132	$122	$132	$122

Supplemental cash flow information
Net cash receipts from customers and other	$1,738	$1,602	$4,761	$4,647
Net cash payments for:
Employee services, suppliers and other expenses	(980)	(891)	(2,754)	(2,691)
Interest	(71)	(80)	(199)	(243)
Workforce reductions	(25)	(32)	(81)	(121)
Personal injury and other claims	(23)	(36)	(78)	(91)
Pensions	(55)	(21)	(119)	(43)
Income taxes	(28)	(16)	(79)	(70)

Cash provided from operating activities	$556	$526	$1,451	$1,388

See accompanying notes to consolidated financial statements.

(1)	Includes BC Rail and GLT from dates of acquisition. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2004 and December 31 and September 30, 2003, its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2004 and 2003.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2003 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s 2004 interim and 2003 annual Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

     On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

     On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No.141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $1,004 million includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of BC Rail’s assets, owned and leased, and liabilities acquired at acquisition, which is subject to a final valuation, the impact of which, and any changes in accounting practices, are not expected to have a material effect on the results of operations.

In millions	July 14, 2004

Current assets (1)	$226
Properties	620
Deferred income taxes	400

Total assets acquired	1,246

Current liabilities	74
Other liabilities and deferred credits	155
Long-term debt (2)	13

Total liabilities assumed	242

Net assets acquired	$1,004

(1)	Includes cash on hand of $20 million.
(2)	Net of unamortized discount.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s railroads and related holdings (GLT) for a purchase price of U.S.$380 million.

     In April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

     On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting. As such, the accompanying consolidated financial statements include

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of GLT’s assets and liabilities acquired at acquisition, which is subject to a final valuation, the impact of which, and any changes in accounting practices, are not expected to have a material effect on the results of operations.

In millions	May 10, 2004

Current assets	$67
Properties	1,018
Intangible and other assets	90

Total assets acquired	1,175

Current liabilities	64
Deferred income taxes	290
Other liabilities and deferred credits	274

Total liabilities assumed	628

Net assets acquired	$547

If the Company had acquired BC Rail and GLT on January 1, 2003, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire BC Rail and GLT and their respective net assets (based on preliminary estimates of the fair values of BC Rail’s and GLT’s assets and liabilities), revenues, income before cumulative effect of change in accounting policy, net income, basic and diluted earnings per share for the three and nine months ended September 30, 2004 and 2003 would have been as follows:

	Three months ended September 30		Nine months ended September 30

In millions, except per share data	2004	2003	2004	2003

Revenues	$1,719	$1,561	$5,037	$4,781
Income before cumulative
effect of change in
accounting policy	$347	$318	$895	$786
Net income	$347	$318	$895	$837

Basic earnings per share
Income before cumulative
effect of change in
accounting policy	$1.21	$1.12	$3.14	$2.73
Net income	$1.21	$1.12	$3.14	$2.91

Diluted earnings per share
Income before cumulative
effect of change in
accounting policy	$1.19	$1.10	$3.09	$2.69
Net income	$1.19	$1.10	$3.09	$2.87

The pro forma figures for both BC Rail and GLT do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

Note 3 – Investment in English Welsh and Scottish Railway (EWS) – Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £81.6 million (Cdn$199 million) from EWS, of which £23.9 million (Cdn$58 million) was in the form of EWS notes.

Note 4 – Financing activities

On July 9, 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. The debt offering was made under the Company’s shelf prospectus and registration statement filed in October 2003. Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$200 million. The Company used the net proceeds of U.S.$790 million to finance a portion of the acquisition costs of BC Rail and GLT.

In the first quarter of 2004, the Company repaid its borrowings under the revolving credit facility of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003. As at September 30, 2004, letters of credit under the revolving credit facility amounted to $344 million.

In March 2004, the Company repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes, with cash on hand and the proceeds received from the issuance of commercial paper under its commercial paper program.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

At September 30, 2004, the Company had outstanding borrowings of U.S.$266 million (Cdn$337 million) under the commercial paper program.

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At September 30, 2004, pursuant to the agreement, $436 million had been sold compared to $448 million at December 31, 2003.

Note 5 – Stock plans

For the three and nine months ended September 30, 2004, the Company recorded total compensation cost for awards under all plans of $12 million and $37 million, respectively, and $1 million and $10 million, respectively, for the same periods in 2003.

(a) Mid-term incentive share unit plan

On June 30, 2004, upon partially attaining targets relating to its mid-term incentive share unit plan, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date.

(b) Restricted share units (RSUs)

In 2004, the Company granted approximately 1.2 million RSUs to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital and to the Company’s share price during the three-month period ending December 31, 2006. For the three and nine months ended September 30, 2004, the Company recorded compensation cost of $8 million and $15 million, respectively.

The Company accounts for stock -based compensation using the fair value based approach. The Company prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

	Three months ended September 30		Nine months ended September 30

In millions, except per share data	2004	2003	2004	2003

Net income, as reported	$346	$294	$882	$790

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for awards granted after Jan 1, 2003 (SFAS No. 123)	9	1	19	4

Intrinsic value method for performance-based awards granted prior to 2003 (APB 25)	-	-	9	6
Fair value method for all awards (SFAS No. 123)	(17)	(10)	(51)	(32)

Pro forma net income	$338	$285	$859	$768

Basic earnings per share, as reported	$1.21	$1.04	$3.09	$2.75
Basic earnings per share, pro forma	$1.18	$1.00	$3.01	$2.67

Diluted earnings per share, as reported	$1.19	$1.02	$3.05	$2.71
Diluted earnings per share, pro forma	$1.16	$0.99	$2.97	$2.63

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Compensation cost related to stock option awards granted in the prior period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended September 30			Nine months ended September 30

	2004	(1)	2003 (2)	2004	(1)	2003 (2)

Expected option life (years)	-		5.0	-		5.0
Risk-free interest rate	-		4.01%	-		4.12%
Expected stock price volatility	-		30%	-		30%
Average dividend per share	-		$0.67	-		$0.67

Weighted average fair value of options granted	$-		$14.32	$-		$11.87

(1) The Company did not grant any stock option awards in 2004.
(2) 2003 data has been adjusted for the three-for-two stock split.

Note 6 – Derivative instruments

Fuel

At September 30, 2004, the Company had hedged approximately 56% of the estimated remaining 2004 fuel consumption, representing approximately 56 million U.S. gallons at an average price of U.S.$0.67 per U.S. gallon, 51% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At September 30, 2004, Accumulated other comprehensive income included an unrealized gain of $150 million, $102 million after tax, ($38 million unrealized gain, $26 million after tax at December 31, 2003) related to fuel hedge derivative instruments of which $123 million will mature within the next twelve months.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106%. The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. These derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive income. Beginning July 9, 2004, upon the issuance of debt, the realized gain of $12 million accumulated in other comprehensive income will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. At September 30, 2004, Accumulated other comprehensive income included an unamortized gain of $12 million, $8 million after tax.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7– Pensions and other post-retirement benefits

For the three and nine months ended September 30, 2004 and 2003, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

Service cost	$30	$24	$82	$71
Interest cost	186	178	539	535
Amortization of net transition obligation	-	5	-	15
Amortization of prior service cost	5	5	15	15
Expected return on plan assets	(219)	(205)	(635)	(615)
Recognized net actuarial loss	1	1	2	2

Net periodic benefit cost	$3	$8	$3	$23

(b) Components of net periodic benefit cost for post-retirement benefits

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

Service cost	$2	$3	$12	$9
Interest cost	5	6	22	18
Amortization of prior service cost	1	1	3	3
Recognized net actuarial (gain) loss	(4)	1	(3)	3

Net periodic benefit cost	$4	$11	$34	$33

For 2004, the Company expects to make total contributions of $150 million for all its defined benefit plans of which $119 million have been made at September 30, 2004. The total expected contributions take into account the defined benefit plans assumed as part of the BC Rail and GLT acquisitions.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the accumulated post-retirement benefit obligation (APBO) as of January 1, 2004 and, as such, the APBO was reduced by $49 million (APBO at December 31, 2003 was $454 million). Net periodic benefit cost for the nine months ended September 30, 2004 was reduced by $5 million due to the effects of the Act. The Company has not restated prior periods, as the effect of the Act on net periodic benefit cost for prior quarters was not significant.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8– Major commitments and contingencies

A. Commitments

As at September 30, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $175 million ($211 million at December 31, 2003). The Company also had outstanding information technology service contracts of $24 million and agreements with fuel suppliers to purchase approximately 73% of the estimated remaining 2004 volume, 56% of its anticipated 2005 volume, and 19% of its anticipated 2006 volume at market prices prevailing on the date of purchase.

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on the present value of actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

     As at September 30, 2004, the Company had aggregate reserves for personal injury and other claims of $649 million ($590 million at December 31, 2003). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year or that the Company’s liquidity will not be adversely impacted.

C. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     As at September 30, 2004, the Company had aggregate accruals for environmental costs of $117 million ($83 million as at December 31, 2003).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2004, the maximum exposure in respect of these guarantees was $98 million, of which $6 million has been recorded.

     At September 30, 2004, the carrying value for guarantees for which the Company was required to recognize a liability for the fair value of the obligation was $2 million. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2004, the maximum potential liability under these guarantees was $444 million of which $361 million was for workers’ compensation and other employee benefits and $83 million was for equipment under leases and other. During 2004, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

     As at September 30, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2004 and 2007.

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

indemnifications survive the termination of such agreements or trust deeds. As at September 30, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     In 2004, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at September 30, 2004, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

Note 9 – Common stock

Share repurchase program

On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity -based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 – Earnings per share

	Three months ended September 30		Nine months ended September 30

	2004	2003	2004	2003

	(Unaudited)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.21	$1.04	$3.09	$2.59
Cumulative effect of change in accounting policy	-	-	-	0.16

Net income	$1.21	$1.04	$3.09	$2.75

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.19	$1.02	$3.05	$2.55
Cumulative effect of change in accounting policy	-	-	-	0.16

Net income	$1.19	$1.02	$3.05	$2.71

The following table provides a reconciliation between basic and diluted weighted average shares outstanding:

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

	(Unaudited)
Weighted-average shares outstanding	285.9	283.9	285.1	287.7
Dilutive effect of stock options	4.9	4.2	4.5	4.1

Weighted-average diluted shares outstanding	290.8	288.1	289.6	291.8

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 – Reconciliation of United States and Canadian GAAP

The financial statements of the Company prepared in accordance with Canadian GAAP are provided below along with a tabular reconciliation and discussion of the major differences between U.S. and Canadian GAAP.

A. Canadian GAAP financial statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share data)
	Three months ended September 30		Nine months ended September 30

	2004	2003	2004	2003

	(Unaudited)

Revenues	$1,709	$1,413	$4,812	$4,372

Operating expenses
Labor and fringe benefits	471	484	1,365	1,440
Purchased services and material	190	202	561	631
Depreciation and amortization	129	114	381	360
Fuel	132	100	377	353
Equipment rents	64	71	195	232
Casualty and other	114	113	323	351

Total expenses	1,100	1,084	3,202	3,367

Operating income	609	329	1,610	1,005

Interest expense	(67)	(78)	(207)	(246)

Other income (loss)	(9)	13	(45)	13

Income before income taxes	533	264	1,358	772

Income tax expense	(166)	(56)	(434)	(207)

Net income	$367	$208	$924	$565

Earnings per share

Basic	$1.28	$0.73	$3.24	$1.96

Diluted	$1.26	$0.72	$3.19	$1.94

Weighted-average number of shares

Basic	285.9	283.9	285.1	287.7

Diluted	290.3	288.1	289.3	291.8

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED BALANCE SHEET

(In millions)
	September 30 2004	December 31 2003	September 30 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$132	$130	$122
Accounts receivable	743	529	567
Material and supplies	155	120	145
Deferred income taxes	106	125	123
Other	154	188	153

	1,290	1,092	1,110

Properties	16,943	15,158	15,442
Other assets and deferred charges	919	900	840

Total assets	$19,152	$17,150	$17,392

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,276	$1,366	$1,394
Current portion of long-term debt	257	483	537
Other	69	73	62

	1,602	1,922	1,993

Deferred income taxes	3,466	3,365	3,401
Other liabilities and deferred credits	1,621	1,208	1,194
Long-term debt	5,141	4,175	4,473

Shareholders' equity:
Common shares	3,620	3,530	3,490
Contributed surplus	166	166	166
Currency translation	(43)	(38)	(25)
Retained earnings	3,579	2,822	2,700

	7,322	6,480	6,331

Total liabilities and shareholders' equity	$19,152	$17,150	$17,392

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)

	Three months ended September 30		Nine months ended September 30

	2004	2003	2004	2003

	(Unaudited)
Operating activities
Net income	$367	$208	$924	$565
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	129	114	384	364
Deferred income taxes	167	24	319	137
Equity in earnings of English Welsh and Scottish Railway	(1)	(2)	7	(20)
Other changes in:
Accounts receivable	(80)	39	(140)	119
Material and supplies	30	7	(8)	(27)
Accounts payable and accrued charges	(81)	(30)	(110)	(105)
Other net current assets and liabilities	26	3	45	(2)
Other	(1)	24	30	42

Cash provided from operating activities	556	387	1,451	1,073

Investing activities
Net additions to properties	(323)	(165)	(707)	(392)
Acquisition of BC Rail	(984)	-	(984)	-
Acquisition of GLT	6	-	(547)	-
Other, net	(3)	(3)	169	6

Cash used by investing activities	(1,304)	(168)	(2,069)	(386)

Dividends paid	(56)	(48)	(167)	(144)

Financing activities
Issuance of long-term debt	2,903	705	6,924	2,729
Reduction of long-term debt	(2,132)	(825)	(6,198)	(2,588)
Issuance of common shares	30	28	61	69
Repurchase of common shares	-	(87)	-	(656)

Cash provided from (used by) financing activities	801	(179)	787	(446)

Net increase (decrease) in cash and cash equivalents	(3)	(8)	2	97
Cash and cash equivalents, beginning of period	135	130	130	25

Cash and cash equivalents, end of period	$132	$122	$132	$122

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Reconciliation and discussion of significant differences between U.S. and Canadian GAAP

(i) Reconciliation of net income

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

Net income – U.S. GAAP	$346	$294	$882	$790
Adjustments in respect of:
Property capitalization, net of depreciation	24	(121)	64	(253)
Stock-based compensation cost	(6)	(6)	(15)	(9)
Interest expense	12	-	12	-
Income tax recovery (expense) on current period adjustments	(9)	41	(19)	85

Income before cumulative effect of change in accounting policy	367	208	924	613
Cumulative effect of change in accounting policy (net of applicable taxes)	-	-	-	(48)

Net income – Canadian GAAP	$367	$208	$924	$565

Property capitalization

Effective January 1, 2004, the Company changed its capitalization policies under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061 “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003. This section provides new accounting guidance as to what constitutes GAAP in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP.

      The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061 “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overheads associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

      This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policies. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value based approach of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

Interest expense

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

issuances. Under U.S. GAAP, these derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive income. On July 9, 2004, upon the pricing and subsequent issuance of U.S.$500 million 6.25% Debentures due 2034, the Company settled these treasury-rate locks and realized a gain of $12 million. Under U.S. GAAP, this gain was recorded in Other comprehensive income and will be amortized and recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Under Canadian GAAP, this gain was recorded immediately into income, as a reduction of interest expense.

Cumulative effect of change in accounting policy

In 2003, under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an initial material impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

(ii) Reconciliation of significant balance sheet items

(In millions)	September 30 2004	December 31 2003	September 30 2003

Current assets - U.S. GAAP	$1,415	$1,127	$1,131
Derivative instruments	(123)	(33)	(21)
Other	(2)	(2)	-

Current assets - Canadian GAAP	$1,290	$1,092	$1,110

Properties - U.S. GAAP	$20,022	$18,305	$18,478
Property capitalization, net of depreciation	(3,004)	(3,072)	(2,961)
Cumulative effect of change in accounting policy	(75)	(75)	(75)

Properties - Canadian GAAP	$16,943	$15,158	$15,442

Other assets and deferred charges - U.S. GAAP	$947	$905	$844
Derivative instruments	(27)	(5)	(3)
Other	(1)	-	(1)

Other assets and deferred charges - Canadian GAAP	$919	$900	$840

Deferred income tax liability - U.S. GAAP	$4,673	$4,550	$4,489
Cumulative effect of prior years’ adjustments to income	(1,204)	(1,071)	(1,071)
Income taxes on current period Canadian GAAP adjustments to income	19	(133)	(85)
Cumulative effect of change in accounting policy	(27)	(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments	17	15	8
Income taxes on minimum pension liability adjustment	10	10	13
Income taxes on derivative instruments	(48)	(12)	(8)
Income taxes on settlement of interest rate swap recorded in other
comprehensive income	(4)	-	-
Income tax rate enactments	38	38	86
Other	(8)	(5)	(4)

Deferred income tax liability - Canadian GAAP	$3,466	$3,365	$3,401

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(ii) Reconciliation of significant balance sheet items (continued)

(In millions)	September 30 2004	December 31 2003	September 30 2003

Other liabilities and deferred credits - U.S. GAAP	$1,671	$1,258	$1,252
Stock-based compensation	(17)	(20)	(20)
Minimum pension liability	(30)	(30)	(38)
Other	(3)	-	-

Other liabilities and deferred credits - Canadian GAAP	$1,621	$1,208	$1,194

Capital stock - U.S. GAAP	$4,742	$4,664	$4,642
Capital reorganization	(1,300)	(1,300)	(1,300)
Stock-based compensation	(5)	(17)	(35)
Foreign exchange loss on convertible preferred securities	(12)	(12)	(12)
Costs related to the sale of shares	33	33	33
Share repurchase program	162	162	162

Capital stock - Canadian GAAP	$3,620	$3,530	$3,490

Contributed surplus - U.S. GAAP	$-	$-	$-
Dividend in kind with respect to land transfers	(248)	(248)	(248)
Costs related to the sale of shares	(33)	(33)	(33)
Other transactions and related income tax effect	(18)	(18)	(18)
Share repurchase program	(24)	(24)	(24)
Capital reorganization	489	489	489

Contributed surplus - Canadian GAAP	$166	$166	$166

Accumulated other comprehensive loss - U.S. GAAP	$(57)	$(129)	$(116)
Unrealized foreign exchange loss on translation of
U.S. to Canadian GAAP adjustments, net of applicable taxes	66	63	51
Derivative instruments, net of applicable taxes	(102)	(26)	(16)
Unamortized gain on settlement of interest rate swap, net of applicable taxes	(8)	-	-
Income tax rate enactments	34	34	32
Minimum pension liability, net of applicable taxes	20	20	24
Other	4	-	-

Currency translation - Canadian GAAP	$(43)	$(38)	$(25)

Retained earnings - U.S. GAAP	$4,612	$3,897	$3,720
Cumulative effect of prior years’ adjustments to income	(1,928)	(1,696)	(1,696)
Cumulative effect of change in accounting policy	(48)	(48)	(48)
Current period adjustments to net income	42	(232)	(177)
Share repurchase program	(138)	(138)	(138)
Cumulative dividend on convertible preferred securities	(38)	(38)	(38)
Capital reorganization	811	811	811
Dividend in kind with respect to land transfers	248	248	248
Other transactions and related income tax effect	18	18	18

Retained earnings - Canadian GAAP	$3,579	$2,822	$2,700

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Income taxes

In the fourth quarter of 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in the Consolidated Statement of Income and Other comprehensive income, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million. The difference in the expense recorded reflects a larger net deferred tax liability position under U.S. GAAP.

Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

Minimum pension liability

Under U.S. GAAP, one of the Company’s pension plan had an accumulated benefit obligation in excess of the fair value of the plan assets. Under U.S. GAAP, this gave rise to an additional minimum pension liability and as a result, an intangible asset was recognized up to the amount of the unrecognized prior service cost and the difference has been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Convertible preferred securities

In July 2002, the Convertible preferred securities (Securities) of the Company were converted into common shares. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

      Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

      Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

      Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess has been allocated to Capital stock followed by Retained earnings.

      For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive income, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(iii) Consolidated statement of cash flows

For the three and nine months ended September 30, 2004, cash provided from (used by) operating, investing and financing activities presented under U.S. and Canadian GAAP were the same.

      For the three and nine months ended September 30, 2003, cash provided from operating activities and cash used by investing activities under Canadian GAAP, would increase by the same amount, $139 million and $315 million, respectively, due to the difference in the Company’s property capitalization policies that existed prior to January 1, 2004 as discussed herein.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended September 30		Nine months ended September 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,621	1,367	4,596	4,230
Gross ton miles (GTM) (millions)	83,039	76,169	244,171	229,993
Revenue ton miles (RTM) (millions)	44,266	39,936	129,768	119,678
Carloads (thousands)	1,226	1,031	3,394	3,113
Route miles (includes Canada and the U.S.)	19,303	17,539	19,303	17,539
Employees (end of period)	23,466	22,293	23,466	22,293
Employees (average during period)	23,332	22,357	22,283	22,040

Productivity
Operating ratio (%)	65.4	67.9	67.6	71.1
Freight revenue per RTM (cents)	3.66	3.42	3.54	3.53
Freight revenue per carload ($)	1,322	1,326	1,354	1,359
Operating expenses per GTM (cents)	1.35	1.26	1.33	1.35
Labor and fringe benefits expense per GTM (cents)	0.56	0.54	0.55	0.56
GTMs per average number of employees (thousands)	3,559	3,407	10,958	10,435
Diesel fuel consumed (U.S. gallons in millions)	95	88	288	275
Average fuel price ($/U.S. gallon)	1.31	1.13	1.26	1.23
GTMs per U.S. gallon of fuel consumed	874	866	848	836

Safety indicators
Injury frequency rate per 200,000 person hours	2.8	3.5	2.7	3.0
Accident rate per million train miles	2.0	1.9	1.5	2.0

Financial ratios
Debt to total capitalization ratio (% at end of period)	36.7	37.8	36.7	37.8

(1)	Includes BC Rail and GLT from dates of acquisition.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30					Nine months ended September 30

	2004	(1)	2003	Variance Fav (Unfav)		2004	(1)	2003	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)
Petroleum and chemicals	8,373		7,515	11%		24,274		22,933	6%
Metals and minerals	4,345		3,421	27%		12,332		10,084	22%
Forest products	10,480		8,811	19%		28,465		25,706	11%
Coal	3,451		3,495	(1%	)	10,708		11,022	(3%	)
Grain and fertilizers	8,787		8,272	6%		28,693		24,217	18%
Intermodal	8,090		7,802	4%		22,817		23,336	(2%	)
Automotive	740		620	19%		2,479		2,380	4%

	44,266		39,936	11%		129,768		119,678	8%

Freight revenue / RTM (cents)
Total freight revenue per RTM	3.66		3.42	7%		3.54		3.53	-
Business units:
Petroleum and chemicals	3.57		3.39	5%		3.46		3.48	(1%	)
Metals and minerals	4.67		3.80	23%		4.22		3.84	10%
Forest products	3.84		3.65	5%		3.74		3.76	(1%	)
Coal	2.06		1.63	26%		1.98		1.82	9%
Grain and fertilizers	2.63		2.66	(1%	)	2.63		2.70	(3%	)
Intermodal	3.75		3.59	4%		3.58		3.57	-
Automotive	15.14		16.61	(9%	)	15.53		16.34	(5%	)

Carloads (thousands)
Petroleum and chemicals	162		149	9%		476		449	6%
Metals and minerals	256		105	144%		552		297	86%
Forest products	177		148	20%		478		446	7%
Coal	121		112	8%		364		360	1%
Grain and fertilizers	132		134	(1%	)	416		389	7%
Intermodal	314		323	(3%	)	888		963	(8%	)
Automotive	64		60	7%		220		209	5%

	1,226		1,031	19%		3,394		3,113	9%

Freight revenue / carload (dollars)
Total freight revenue per carload	1,322		1,326	-		1,354		1,359	-
Business units:
Petroleum and chemicals	1,846		1,711	8%		1,765		1,777	(1%	)
Metals and minerals	793		1,238	(36%	)	944		1,303	(28%	)
Forest products	2,271		2,176	4%		2,228		2,166	3%
Coal	587		509	15%		582		558	4%
Grain and fertilizers	1,750		1,642	7%		1,817		1,684	8%
Intermodal	965		867	11%		920		866	6%
Automotive	1,750		1,717	2%		1,750		1,861	(6%	)

(1)	Includes BC Rail and GLT from dates of acquisition.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

Cash provided from operating activities	$556	$526	$1,451	$1,388

Less:
Investing activities	(1,304)	(307)	(2,069)	(701)
Dividends paid	(56)	(48)	(167)	(144)

Cash provided (used) before financing activities	(804)	171	(785)	543

Adjustments:
Change in accounts receivable sold	(7)	(66)	8	(88)
Acquisition of BC Rail	984	-	984	-
Acquisition of GLT	(6)	-	547	-

Free cash flow	$167	$105	$754	$455

Item 2

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including the railroads and related holdings of Great Lakes Transportation LLC (GLT) as of May 10, 2004 and BC Rail as of July 14, 2004. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2003 Annual MD&A and 2004 Interim and 2003 Annual Consolidated Financial Statements and notes thereto.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 19,300 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2003, no individual business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2003, 22% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 25% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 84% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s business strategy is, and will continue to be, guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety, and developing and recognizing employees.

FINANCIAL RESULTS

Third quarter and first nine months of 2004 compared to corresponding periods in 2003

The Company recorded consolidated net income of $346 million ($1.21 per basic share or $1.19 per diluted share) for the quarter ended September 30, 2004 compared to $294 million ($1.04 per basic share or $1.02 per diluted share) in the third quarter of 2003, an increase of $52 million ($0.17 per basic and diluted share). Consolidated net income for the nine months ended September 30, 2004 was $882 million ($3.09 per basic share or $3.05 per diluted share) compared to $790 million ($2.75 per basic share or $2.71 per diluted share) in the same period of 2003, an increase of $92 million ($0.34 per basic and diluted share). The results for the third quarter and first nine months of 2004 include the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004.
      Operating income was $591 million for the third quarter of 2004 compared to $454 million in the same quarter of 2003, an increase of $137 million, or 30%. For the first nine months of 2004, operating income was $1,561 million compared to $1,265 million in the same period of 2003, an increase of $296 million, or 23%.
      The operating ratio, defined as operating expenses as a percentage of revenues, was 65.4% in the third quarter of 2004 compared to 67.9% in the same quarter of 2003, a 2.5-point betterment. The nine-month operating ratio decreased to 67.6% in 2004 from 71.1% in the same period of 2003, a 3.5-point betterment.
      The Company’s results in the first nine months of 2003 included a cumulative benefit of $75 million, or $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.”
      Excluding the 2003 cumulative effect of change in accounting policy, consolidated net income for the first nine months of 2004 increased by $140 million, or 19%.
      The first nine months of 2004 was affected by the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. The stronger Canadian dollar impacted the conversion of the Company's U.S. dollar denominated revenues and expenses, and accordingly, reduced revenues, operating income and net income by approximately $45 million, $15 million and $7 million, respectively, for the third quarter, and approximately $195 million, $70 million and $37 million, respectively, for the first nine months of 2004. Also impacting the results for the nine-month period ended September 30, 2004 was a strike by the Company’s employees represented by the Canadian Auto Workers (CAW) union (the “CAW strike”) in February/March 2004. The strike, which lasted one month, negatively impacted operating income and net income for the nine-month period by approximately $35 million and $24 million, respectively.

Revenues

	Three months ended September 30			Nine months ended September 30

	2004	2003	% Δ	2004	2003	% Δ

Total revenues ($M)	1,709	1,413	21%	4,812	4,372	10%

Rail freight:
Revenues ($M)	1,621	1,367	19%	4,596	4,230	9%
RTMs (M)	44,266	39,936	11%	129,768	119,678	8%
Revenue/RTM (¢)	3.66	3.42	7%	3.54	3.53	-

Revenues in the third quarter of 2004 totaled $1,709 million compared to $1,413 million during the same period in 2003, an increase of $296 million, or 21%. Revenues for the first nine months of 2004 were $4,812 million, an increase of $440 million, or 10%, from the same period last year. The increase in the third quarter and nine-month period was due to strong merchandise revenue, the inclusion of GLT and BC Rail revenues, $148 million for the quarter and $206 million for the nine-month period, and an improved Canadian grain crop. Strong intermodal revenues also affected the increase in the third quarter. Partially offsetting these gains was the translation impact of the stronger Canadian dollar on U.S dollar denominated revenues.
      Revenue ton miles, measuring the volume of rail freight transported by the Company, increased by 11% in the third quarter and 8% in the first nine months of 2004 when compared to the same periods in 2003. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 7% in the third quarter and was flat for the first nine months of 2004 when compared to the same periods last year. In both the third quarter and the first nine months of 2004, freight revenue per revenue ton mile was positively affected by an overall decrease in the average length of haul and was negatively affected by the translation impact of the stronger Canadian dollar.

Petroleum and chemicals

	Three months ended September 30			Nine months ended September 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	299	255	17%	840	798	5%
RTMs (M)	8,373	7,515	11%	24,274	22,933	6%
Revenue/RTM (¢)	3.57	3.39	5%	3.46	3.48	(1%)

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, Alberta and eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this business unit is closely correlated with the North American economy. Revenues for this business unit increased by $44 million, or 17%, for the third quarter and $42 million or 5%, for the first nine months of 2004 when compared to the same periods in 2003. The increase was due to freight rate improvements in several key segments, particularly in the first half of the year, the inclusion of $13 million of BC Rail revenues (primarily sulfur), higher offshore demand for Canadian sulfur, and a shift from offshore to Canadian suppliers for petroleum gas. These gains were partially offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 5% in the third quarter and declined by 1% for the first nine months of 2004 as the benefits of freight rate improvements were partially offset in the third quarter,

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

and more than offset in the first nine months of 2004, by the translation impact of the stronger Canadian dollar.

Metals and minerals

	Three months ended September 30			Nine months ended September 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	203	130	56%	521	387	35%
RTMs (M)	4,345	3,421	27%	12,332	10,084	22%
Revenue/RTM (¢)	4.67	3.80	23%	4.22	3.84	10%

The metals and minerals business unit consists of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s superior rail access to major mines and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. Revenues for this business unit increased by $73 million, or 56%, for the third quarter and $134 million, or 35%, for the first nine months of 2004 when compared to the same periods in 2003. The increase is mainly due to the inclusion of GLT revenues, $50 million for the quarter and $82 million for the nine-month period, higher volumes of iron ore, largely from new business, increased shipments of raw materials and metal bars, and freight rate improvements. Partially offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 23% in the current quarter, and 10% in the first nine months of 2004, mainly due to GLT shorter-haul traffic which was partly offset by the translation impact of the stronger Canadian dollar.

Forest products

	Three months ended September 30			Nine months ended September 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	402	322	25%	1,065	966	10%
RTMs (M)	10,480	8,811	19%	28,465	25,706	11%
Revenue/RTM (¢)	3.84	3.65	5%	3.74	3.76	(1%)

The forest products business unit includes various types of lumber, panels, wood chips, woodpulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the midwest and southern U.S. corridors with interline capabilities to other Class 1 railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels traffic, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. Revenues for this business unit increased by $80 million, or 25%, for the third quarter and $99 million, or 10%, for the first nine months of 2004 when compared to the same periods in 2003. The increase in both the current quarter and first nine months of 2004 was largely due to the inclusion of $40 million of BC Rail revenues (mainly lumber and panels), continued solid demand for lumber, freight rate improvements and solid western Canadian woodpulp shipments. The translation impact of the stronger Canadian dollar partially offset these gains. Revenue per revenue ton mile increased by 5% in the current quarter and decreased by 1% in the first nine months of 2004 as the benefit of freight rate improvements and a positive change in traffic mix were partially offset in the third quarter, and more than offset in the nine-month period, by the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Coal

	Three months ended September 30			Nine months ended September 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	71	57	25%	212	201	5%
RTMs (M)	3,451	3,495	(1%)	10,708	11,022	(3%)
Revenue/RTM (¢)	2.06	1.63	26%	1.98	1.82	9%

The coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. Revenues for this business unit increased by $14 million, or 25%, for the third quarter and $11 million, or 5%, for the first nine months of 2004 when compared to the same periods in 2003. Revenues in the third quarter and first nine months of 2004 benefited from higher coal shipments to U.S. utilities and the inclusion of GLT and BC Rail revenues, $7 million for the quarter and $12 million for the nine-month period, and were negatively impacted by metallurgical mine closures in western Canada and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 26% in the current quarter and 9% in the nine-month period was mainly due to a decrease in the average length of haul and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

	Three months ended September 30			Nine months ended September 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	231	220	5%	756	655	15%
RTMs (M)	8,787	8,272	6%	28,693	24,217	18%
Revenue/RTM (¢)	2.63	2.66	(1%)	2.63	2.70	(3%)

The grain and fertilizer business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat, and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. Revenues for this business unit increased by $11 million, or 5%, for the third quarter and $101 million, or 15%, for the first nine months of 2004 when compared to the same periods in 2003.The increase in both the quarter and the nine-month period reflects higher Canadian wheat and barley exports. Partially offsetting the increase in the current quarter was the translation impact of the stronger Canadian dollar and a late harvest for the Canadian grain crop. The increase in the first nine months of 2004 was partially offset by weak shipments of U.S. soybeans due to tight supply, a shift in exports from the Gulf to the Pacific Northwest and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 1% in the current quarter and 3% in the nine-month period due to an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Intermodal

	Three months ended September 30			Nine months ended September 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	303	280	8%	817	834	(2%)
RTMs (M)	8,090	7,802	4%	22,817	23,336	(2%)
Revenue/RTM (¢)	3.75	3.59	4%	3.58	3.57	-

The intermodal business unit is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic and trade conditions. Revenues for this business unit increased by $23 million, or 8%, for the third quarter and decreased by $17 million, or 2%, for the first nine months of 2004 when compared to the same periods in 2003. Both the third quarter and nine-month period benefited from heavy import volumes through the Port of Vancouver and price improvements, and were negatively affected by the de-marketing of marginal traffic, including the closure of the Company’s smaller terminal facilities in the U.S, and the translation impact of the stronger Canadian dollar. Revenues in the first nine months of 2004 were also negatively impacted by the first-quarter CAW strike. Revenue per revenue ton mile increased by 4% in the third quarter and was flat in the first nine months of 2004. Improvements in traffic mix were partially offset in the third quarter, and were entirely offset in the nine-month period, by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Automotive

	Three months ended September 30			Nine months ended September 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	112	103	9%	385	389	(1%)
RTMs (M)	740	620	19%	2,479	2,380	4%
Revenue/RTM (¢)	15.14	16.61	(9%)	15.53	16.34	(5%)

The automotive business unit moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this business unit increased by $9 million, or 9%, in the third quarter and decreased by $4 million, or 1%, in the first nine months of 2004 when compared to the same periods in 2003. The benefit of new finished vehicle traffic that began in late 2003 was partially offset in the third quarter, and more than offset in the nine-month period, by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 9% in the current quarter and 5% in the first nine months of 2004, due to the translation impact of the stronger Canadian dollar. The third quarter was also negatively impacted by an increase in the average length of haul.

Other

In the third quarter and first nine months of 2004, other revenues increased by $42 million and $74 million, respectively, when compared to the same periods last year, mainly due to revenues from GLT’s maritime division of $38 million and $59 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the third quarter of 2004, operating expenses amounted to $1,118 million compared to $959 million in the same quarter of 2003. Operating expenses for the first nine months of 2004 were $3,251 million compared to $3,107 million in the same period of 2003. The increase of $159 million, or 17%, in the third quarter was mainly due to the inclusion of $93 million of GLT and BC Rail expenses, increased fuel costs, and higher expenses for personal injuries, labor and fringe benefits and purchased services. Partly offsetting the increase was the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. The increase of $144 million, or 5%, in the first nine months of 2004 was mainly due to the inclusion of $136 million of GLT and BC Rail expenses, higher expenses for labor and fringe benefits, increased fuel costs, and higher casualty and other and depreciation expense. Partly offsetting the increase was the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses and lower equipment rents. The month-long CAW strike had a minimal impact on overall operating expenses during the nine-month period ended September 30, 2004 as the benefit from lower labor and fringe benefit expenses was mostly offset by increases in other expense categories.

	Three months ended September 30				Nine months ended September 30

In millions	2004		2003		2004		2003

	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$465	27.2%	$414	29.3%	$1,350	28.1%	$1,283	29.3%
Purchased services and material	190	11.1%	151	10.7%	561	11.7%	529	12.1%
Depreciation and amortization	153	9.0%	136	9.6%	445	9.2%	418	9.6%
Fuel	132	7.7%	100	7.1%	377	7.8%	352	8.1%
Equipment rents	64	3.7%	69	4.9%	195	4.1%	228	5.2%
Casualty and other	114	6.7%	89	6.3%	323	6.7%	297	6.8%

Total	$1,118	65.4%	$959	67.9%	$3,251	67.6%	$3,107	71.1%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses increased by $51 million, or 12%, for the third quarter and $67 million, or 5%, for the first nine months of 2004 when compared to the same periods in 2003. The increase was attributable to the inclusion of GLT and BC Rail labor expense, $40 million for the quarter and $55 million for the nine-month period, higher wages and employee benefits, including increased costs for stock-based compensation, and charges and adjustments relating to the workforce reduction provision. Partly offsetting these factors were the translation impact of the stronger Canadian dollar, particularly in the first quarter of 2004, lower expenses for pensions and other post-retirement benefits and the effects of a reduced workforce. The first nine months of the year also benefited from wage and benefits savings during the CAW strike.

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These costs increased by $39 million, or 26%, for the third quarter and $32 million, or 6%, for the first nine months of 2004 when compared to the same periods in 2003. The increase in the third quarter was mainly due to the inclusion of $29 million of GLT and BC Rail expenses, higher repair and maintenance expenses, and increased training costs, that were partly offset by the translation impact of the stronger Canadian dollar. The increase in the nine-month period was due to the inclusion of $46 million of GLT and BC Rail expenses, higher repair and maintenance expenses, partly related to the CAW strike, and other strike-related costs. Partly offsetting the increase was the translation impact of the stronger Canadian dollar and lower expenses for operating joint facilities.

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. These expenses increased by $17 million,

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

or 13%, for the third quarter and $27 million, or 6%, for the first nine months of 2004 when compared to the same periods in 2003. The increase was mainly due to the inclusion of GLT and BC Rail expenses, $12 million for the quarter and $18 million for the nine-month period, and the impact of net capital additions, partially offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $32 million, or 32%, for the third quarter and $25 million, or 7%, for the first nine months of 2004 when compared to the same periods in 2003. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, higher volumes, and the inclusion of GLT and BC Rail expenses, $8 million for the quarter and $10 million for the nine-month period. The increase was partly offset by the translation impact of the stronger Canadian dollar and, a fuel excise tax refund in the second quarter.

Equipment rents: Equipment rents include rental expenses for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $5 million, or 7%, for the third quarter and $33 million, or 14%, for the first nine months of 2004 when compared to the same periods in 2003. The decrease was mainly due to higher car hire income, including that of BC Rail, the translation impact of the stronger Canadian dollar and a reduction in car hire expenses that were partly offset by higher lease expense for freight cars.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. These expenses increased by $25 million, or 28%, for the third quarter and $26 million, or 9%, for the first nine months of 2004 when compared to the same periods in 2003. The increase in the third quarter was mainly due to higher expenses for personal injuries and the inclusion of GLT and BC Rail expenses. The increase in the first nine months of 2004 was due to higher expenses for personal injuries, the inclusion of GLT and BC Rail expenses, increased environmental expenses, favorable adjustments to U.S. property taxes in 2003, and strike-related travel expenses. Partially offsetting the increase was the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Other

Interest expense: Interest expense for the third quarter of 2004 increased by $3 million, or 4%, from the comparable 2003 quarter and decreased by $25 million, or 10%, for the first nine months of 2004 versus the same 2003 period. Interest expense related to the issuance of new debt was partly offset in the third quarter, and more than offset in the nine-month period, by the benefit of lower interest rates on new debt to replace matured debt and the translation impact of the stronger Canadian dollar.

Other income (loss): In the third quarter and first nine months of 2004, the Company recorded a loss of $9 million and $45 million, respectively, compared to income of $13 million, respectively, in the same periods last year. The decrease in other income (loss) in both the quarter and nine-month period was due to lower gains on disposal of surplus properties. Lower equity income from the Company’s investment in English Welsh and Scottish Railway (EWS) as a result of restructured operations also affected the decrease in the nine-month period ended 2004.

Income tax expense: The Company recorded income tax expense of $157 million for the third quarter of 2004 compared to $97 million in the corresponding 2003 period. For the nine-month period ended September 30, 2004, income tax expense was $415 million compared to $292 million for the same period in 2003. The effective tax rate for the third quarter and first nine months of 2004 was 31.2% and 32.0%, respectively. The effective tax rate for the third quarter and first nine months of 2003 was 24.8% and 28.2%, respectively. The increase in the effective tax rates in 2004 was mainly due to net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes.

Summary of quarterly results - unaudited

In millions, except per share data

	2004			2003				2002

	Third	Second	First	Fourth	Third	Second	First	Fourth (1)

Revenues	$1,709	$1,665	$1,438	$1,512	$1,413	$1,463	$1,496	$1,547
Operating income	$591	$575	$395	$512	$454	$437	$374	$89
Net income	$346	$326	$210	$224	$294	$244	$252	$22

Basic earnings per share	$1.21	$1.14	$0.74	$0.79	$1.04	$0.85	$0.86	$0.07
Diluted earnings per share	$1.19	$1.13	$0.73	$0.78	$1.02	$0.84	$0.85	$0.07

Dividend declared per share	$0.195	$0.195	$0.195	$0.167	$0.167	$0.167	$0.167	$0.143

(1) In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S. personal injury and other claims and a charge for workforce reductions of $120 million ($79 million after tax).

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities for the three and nine months ended September 30, 2004 was $556 million and $1,451 million, respectively, compared to $526 million and $1,388 million, respectively, for the same periods in 2003. Net cash receipts from customers and others were $4,761 million for the nine months ended September 30, 2004

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

compared to $4,647 million in the same period of 2003. Payments for employee services, suppliers and other expenses were $2,754 million for the nine months ended September 30, 2004, an increase of $63 million from the comparative 2003 period. Also consuming cash in the first nine months of 2004, were payments for interest, workforce reductions and personal injury and other claims of $199 million, $81 million and $78 million, respectively, compared to $243 million, $121 million and $91 million, respectively in 2003. In 2004, pension contributions and payments for income taxes were $119 million and $79 million, respectively, compared to $43 million and $70 million, respectively in 2003.
      As at September 30, 2004, the Company had outstanding information technology service contracts of $24 million.

Investing activities: Cash used by investing activities in the quarter and nine months ended September 30, 2004 amounted to $1,304 million and $2,069 million, respectively, compared to $307 million and $701 million for the comparable periods in 2003. The Company’s investing activities in the first nine months of 2004 included $984 million related to the acquisition of BC Rail and $547 million related to the acquisition of GLT, net proceeds of $141 million from the EWS capital reorganization and $35 million from the sale of its Canac Inc. subsidiary. Net capital expenditures amounted to $323 million and $707 million in the three and nine months ended September 30, 2004, respectively, an increase of $14 million and $11 million from the same 2003 periods. The following table details capital expenditures for the third quarter and first nine months of 2004 and 2003.

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

Rail infrastructure	$220	$223	$526	$497
Rolling stock	80	31	164	102
Information technology
and other	85	56	130	124

	385	310	820	723
Less: capital leases	62	1	113	27

Net capital expenditures	$323	$309	$707	$696

      The Company expects that its capital expenditures will be approximately $1,250 million in 2004, an increase from 2003, due to capital programs related to recent acquisitions and an increase to the locomotive fleet. Capital expenditures include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.
      As at September 30, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $175 million ($211 million at December 31, 2003).

Dividends: The Company paid a quarterly dividend of $0.195 per share amounting to $56 million for the third quarter and $167 million for the first nine months of 2004 compared to $48 million and $144 million, respectively, at the rate of $0.167 per share, for the same periods in 2003.

Free cash flow
The Company generated $167 million and $754 million of free cash flow for the three and nine months ended September 30, 2004, compared to $105 million and $455 million for the same 2003 periods. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

Cash provided from	$556	$526	$1,451	$1,388
operating activities

Less:
Investing activities	(1,304)	(307)	(2,069)	(701)
Dividends paid	(56)	(48)	(167)	(144)

Cash provided (used)
before financing activities	(804)	171	(785)	543

Adjustments:
Change in accounts
receivable sold	(7)	(66)	8	(88)
Acquisitions of BC Rail & GLT	978	-	1,531	-

Free cash flow	$167	$105	$754	$455

Financing activities: Cash provided from financing activities totaled $801 million for the third quarter and $787 million for the nine months ended September 30, 2004 compared to cash used by financing activities of $179 million and $446 million, respectively, for the same periods in 2003. In July 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. In March 2004, the Company had repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes with cash on hand and the proceeds received from the issuance of commercial paper. In May 2003, the Company had repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In the third quarter and first nine months of 2004 and 2003, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facility.
      In 2003, the Company used $656 million to repurchase the remaining 10.0 million common shares under its 13.0 million share repurchase program. The total cost of the program was $859 million.
      During the third quarter and first nine months of 2004, the Company recorded $62 million and $113 million, respectively, in capital lease obligations ($1 million and $27 million, respectively, for the comparable 2003 periods) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. The Company’s borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 were entirely repaid in the first quarter of 2004. As at September 30, 2004, letters of credit under the revolving credit facility amounted to $344 million.

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at September 30, 2004, the Company had outstanding borrowings of U.S.$266 million (Cdn$337 million) under the commercial paper program.

Shelf registration statement
On July 9, 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. The debt offering was made under the Company’s shelf prospectus and registration statement filed in October 2003. Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$200 million. The Company used the net proceeds of U.S.$790 million to finance a portion of the acquisition costs of BC Rail and GLT.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2004:

In millions	Total	2004	2005	2006	2007	2008	2009 & thereafter

Long-term debt obligations (a)	$4,609	$12	$481	$324	$63	$219	$3,510
Capital lease obligations (b)	1,157	47	120	87	125	48	730
Operating lease obligations	1,037	59	210	196	143	113	316
Purchase obligations (c)	199	127	62	8	2	-	-

Total obligations	$7,002	$245	$873	$615	$333	$380	$4,556

(a)	Presented net of unamortized discounts, of which $819 million relates to a non-interest bearing Note due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $789 million which are included in “Capital lease obligations.”

(b)	Includes $368 million of imputed interest on capital leases at rates ranging from approximately 2.23% to 13.13%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2004 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Acquisitions

BC Rail
In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.
      On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region. On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.
      The Company accounted for the acquisition using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) SFAS No.141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $1,004 million includes purchase price adjustments and transaction costs. The preliminary purchase price allocation, based on the fair value of BC Rail’s assets, owned and leased, and liabilities acquired at acquisition, as presented in Note 2 – Acquisitions, of the Company’s interim consolidated financial statements, is subject to a final valuation, the impact of which, and any changes in accounting practices, are not expected to have a material effect on the results of operations.

Great Lakes Transportation LLC’s Railroads and Related Holdings
In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s railroads and related holdings (GLT) for a purchase price of U.S.$380 million.
      In April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004. On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.
      The Company accounted for the acquisition using the purchase method of accounting. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The preliminary purchase price allocation, based on the fair value of GLT’s assets and liabilities acquired at acquisition, as presented in Note 2 – Acquisitions, of the Company’s interim consolidated financial statements, is subject to a final valuation, the impact of which, and any changes in accounting practices, are not expected to have a material effect on the results of operations.

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either BC Rail or GLT without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Investment in English Welsh and Scottish Railway (EWS) – Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.
       The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

(43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £81.6 million (Cdn$199 million) from EWS, of which £23.9 million (Cdn$58 million) was in the form of EWS notes.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.
      The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company is not currently aware of any trend, event or condition that would cause such termination.
      The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.
      At September 30, 2004, pursuant to the agreement, $436 million had been sold compared to $448 million at December 31, 2003.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.
      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
      The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 8 – Major commitments and contingencies of the Company’s interim Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

Fuel
To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At September 30, 2004, the Company had hedged approximately 56% of the estimated remaining 2004 fuel consumption, representing approximately 56 million U.S. gallons at an average price of U.S.$0.67 per U.S. gallon, 51% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.
      For the three months ended September 30, 2004, the Company realized a $32 million gain from its fuel hedging activities compared to a $10 million gain in the comparative quarter of 2003. For the first nine months of 2004, the Company’s hedging activities resulted in a realized gain of $73 million compared to $37 million in the same period of 2003.
      Other comprehensive income for the quarters ended September 30, 2004 and 2003 included an unrealized gain of $69 million, $47 million after tax, and an

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

unrealized loss of $5 million, $3 million after tax, respectively. For the first nine months of 2004 and 2003, other comprehensive income included an unrealized gain of $112 million, $76 million after tax, and an unrealized loss of $6 million, $4 million after tax, respectively.
At September 30, 2004, Accumulated other comprehensive income included an unrealized gain of $150 million, $102 million after tax ($38 million unrealized gain, $26 million after tax at December 31, 2003), of which $123 million relates to derivative instruments that will mature within the next twelve months.

Interest rate
In anticipation of future debt issuances, the Company had entered into treasury lock transactions in the first quarter of 2004 for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106%. The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. Beginning July 9, 2004, upon the issuance of debt, the realized gain of $12 million accumulated in other comprehensive income will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.
At September 30, 2004, Accumulated other comprehensive income included an unamortized gain of $12 million, $8 million after tax.

Common stock

Share repurchase program
On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices.

Common stock split
On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

Outstanding share data
As at October 25, 2004, the Company had 286.5 million common shares outstanding.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the three years ended December 31, 2003, as well as the effect of changes to these estimates, can be found on pages 42 to 45 of the Company’s 2003 Annual Report and has not changed materially since December 31, 2003. As at September 30, 2004 and December 31 and September 30, 2003, the Company had the following amounts outstanding:

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

In millions	Sept. 30 2004	December 31 2003	Sept. 30 2003

	(unaudited)		(unaudited)

Prepaid benefit cost for pensions	$491	$411	$373
Accrued benefit cost for pensions	38	-	-
Provision for personal injury and
other claims	649	590	613
Provision for environmental costs	117	83	86
Net deferred income tax provision	4,567	4,425	4,366
Accrued benefit cost for post-retire-
ment benefits other than pensions	444	290	289
Properties	20,022	18,305	18,478

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures.

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include those set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition
The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.
      In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.
      The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service, such as its acquisitions of BC Rail and the GLT carriers. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
      While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.
      In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.
      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely affected by such environmental liabilities or costs.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at September 30, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of October 2004, the Company has successfully negotiated four collective agreements with the CAW, retroactive to January 1, 2004, covering the Company’s shopcraft forces, clerical workers, intermodal yard employees and owner operators. Agreements were also reached with CN’s Rail Traffic Controllers, Toronto Terminal employees and the Canadian Railway Police Association. The United Transportation Union (UTU), representing 20% of the unionized workforce in Canada, have filed for conciliation and the Minister of Labour appointed a conciliator on October 15, 2004. The role of the conciliator is to assist the parties in negotiating a new collective agreement. The conciliation process may take up to 60 days, although the parties may mutually agree to extend this time period. The parties do not acquire the right to strike or lockout, at the earliest, until 21 days after completing the conciliation process, and they must fulfill a number of legal requirements before exercising these rights, including giving at least 72 hours’ notice of an impending strike or lockout. The Company is currently undergoing discussions with all its remaining trade unions, representing 40% of the unionized workforce in

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Canada, whose agreements also expired on December 31, 2003.
      In the third quarter of 2004, the Company acquired BC Rail. The Canada Labour Code now governs this former provincial entity. Labor contracts remain in effect until either, the parties negotiate new collective agreements or, the parties agree to integrate the BC Rail employees into the Company’s current bargaining structure. The Company is currently undergoing discussions with BC Rail Unions. In the absence of negotiated agreements, the Canadian Industrial Relations Board (CIRB) can determine whether the employees should be integrated into CN’s bargaining structure.
      In the first quarter of 2004, the Company’s shopcraft forces, clerical workers and intermodal yard employees, represented by the CAW had rejected three tentative agreements signed by the CAW and the Company on January 23, 2004. The strike that ensued lasted one month and disrupted the Company’s operations and affected operating income by approximately $35 million in the first quarter of 2004. There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts, or that such strikes or lockouts or the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and Wisconsin Central Transportation Corporation (WC), have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
      As of October 2004, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, CCP and GLT, and 93% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation by the end of 2004.
      Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation
The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.
      The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the policy document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.
     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.
     The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). New requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S. and/or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.
      In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.
      The Company's ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted earlier this year, the regulations governing the Company's acquisition of these vessels should not be affected. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company's operations, or its competitive and financial position.

Business prospects and other risks
In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.
      Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.
      Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

      Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.
      Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.
      In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. Recent severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2004, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the third quarter ending September 30, 2004, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
October 25, 2004

Item 3

Investor Services
Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal Quebec H3A 3S8
Telephone 1-800-332-0095
Facsimile 514-982-7580
Email: service@computershare.com	Canada
www.computershare.com	Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Sean Finn
Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West, 16th Floor
Montreal, Quebec
H3B 2M9

Re:	Canadian National Railway Company - Common Shares
3rd Quarter 2004 Report - Quarterly Review

Dear Mr. Finn,

This letter will serve to confirm that on November 1, 2004 the following material was sent by prepaid mail to each registered shareholder of the above Corporation who requested to receive reports:

               -  2004 3rd Quarter Report- Quarterly Review                (English or French)

In addition, copies of the above-mentioned material were sent by prepaid mail on November 1, 2004, to beneficial shareholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Mark Thompson"

Mark Thompson
Relationship Manager
Stock Transfer Services

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 31, 2004

(s) E. Hunter Harrison

E. Hunter Harrison
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 31, 2004

(s) Claude Mongeau

Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 1, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary